April 11, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Attn: John Ganley
Washington, D.C. 20549

Re:	Claymore Trust (the “Trust”) (CIK: 0001318342) Post-Effective Amendment No. 3 to the Trust’s Registration Statement (Accession No. 0000891804-05-002653) File Nos. 333-122901 and 811-21719

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 3 under the Act and Amendment No. 7 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0000891804-05-002653) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on September 2, 2005 in order to register a new series of the Trust and is being withdrawn because the Trust has decided not to offer this series at this time. No securities have been issued or sold in connection with this registration.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (312) 609-7753.

Thank you for your assistance in this matter.

Sincerely,

/s/ Melissa J. Nguyen

Melissa J. Nguyen